POLYPORE INTERNATIONAL, INC.
13800 SOUTH LAKES DRIVE
CHARLOTTE, NC 28273
(704) 587-8409

June 13, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20546
Attn: Filing Desk

Re:	Polypore International, Inc.
Registration Statement on Form S-4
File No. 333-124142

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Polypore International, Inc. (the “Registrant”) hereby requests that the effective date of the Registration Statement on Form S-4 initially filed on April 18, 2005, as amended by Amendment No. 1 on May 23, 2005, Amendment No. 2 on June 10, 2005 and Amendment No. 3 on June 13, 2005 (File No. 333-124142) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 10:00 a.m., Eastern Standard Time on June 15, 2005, or as soon thereafter as is reasonably practicable.

In response to the letter dated June 9, 2005, from Pamela A. Long, Assistant Director, to Frank Nasisi, President and Chief Executive Officer of the Registrant, the Registrant acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

POLYPORE INTERNATIONAL, INC.

By:	/s/ Frank Nasisi
	Name:	Frank Nasisi
	Title:	President, Chief Executive Officer and Director

cc:	Kevin Kruse
Steven J. Gartner, Esq.